Exhibit 99.1

2023 CORPORATE CALENDAR

Maranello (Italy), 30 January 2023 - Ferrari N.V. (the “Company”) (NYSE/EXM: RACE) announced today the following corporate calendar for year 20231:

Earnings Releases

2 February 2023 - Group results for 4th quarter and full-year 2022
4 May 2023 - Group results for 1st quarter 2023
2 August 2023 - Group results for 2nd quarter 2023
2 November 2023 - Group results for 3rd quarter 2023

A conference call for financial analysts is also planned on the date of each earnings release. Listen only live webcasts of the presentations as well as related materials will be accessible on the Company’s corporate website (https://www.ferrari.com/en-EN/corporate).

The Annual General Meeting for the approval of the Company’s 2022 financial statements is scheduled for 14 April 2023.

The 2023 corporate calendar is available on the Company’s corporate website (https://www.ferrari.com/en-EN/corporate).

For further information:
Ferrari Press Office
tel.: +39 0536 949337
Email: media@ferrari.com

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1 The Calendar is consistent with the Company’s practice of providing quarterly financial information.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977